UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68319

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Shea & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Clarendon Street, Floor 45
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Pingpank	617.896.2218	cpingpank@shea-co.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Knight Rolleri Sheppard CPAS, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher J. Pingpank _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shea & Company, LLC _____, as of 12/31 _____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Elisabeth A. Wallace
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 3, 2028

Signature: _____

Title: _____

Managing Director

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements

Shea & Company, LLC

December 31, 2021

SHEA & COMPANY, LLC

Financial Statements

Table of Contents

Financial Statements:



Knight • Rolleri • Sheppard CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, Au.
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Shea & Company, LLC.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Shea & Company, LLC. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Shea & Company, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shea & Company, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
March 9, 2022

17

2150 Post Road, 5th Floor • Fairfield, CT 06824 • 100 E. Putnam Avenue • Greenwich, CT 06830
p. 203 254 7722 • f. 203 254 7724 www.krscpasllc.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

SHEA & COMPANY, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Current assets:		
Cash	$	55,601,295
Prepaid expenses		227,184
Total current assets		55,828,479
Right of use assets		882,871
Other assets		111,125
Total assets	**$**	**56,822,475**
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	45,571,606
Current portion of operating lease liability		480,110
Total current liabilities		46,051,716
Long term operating lease liability		402,761
Member's equity		10,367,998
Total liabilities and member's equity	**$**	**56,822,475**

See accompanying notes to the financial statements.

SHEA & COMPANY, LLC

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies throughout North America, Europe and Israel.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, with original maturities of three months or less.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits. The Company monitors its exposure and has not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice or the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by an allowance for doubtful accounts that reflects management's best estimate of the fees that will not be collected. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. At December 31, 2021, management believed no allowance for doubtful accounts was warranted.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Consequently, the Company believes exposure to loss due to credit risk on cash and net accounts receivable is limited.

3

Note 1: Summary of Significant Accounting Policies (continued)

Revenue Recognition

The services provided under contracts with customers include transaction-related advisory services and fairness opinion services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. Each performance obligation meets the criteria for either over time or point-in-time revenue recognition. Additionally, the Company is typically reimbursed for certain expenses incurred in the course of providing services to the customer.

Transaction-Related Advisory Services

Shea & Company is engaged to provide transaction-related advisory services including advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors and financial forecasting for potential transactions. The Company provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions and the private placement of securities. In most circumstances, the Company considers the services under its advisory contracts to comprise a single performance obligation. Although there may be individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

Our transaction-related advisory services are reflected as Placement Fees (services related to closing of private placement of securities), Success Fees (services related to closing a merger or acquisition transaction) and Retainer Fees (one-time or recurring fees paid in the course of an engagement).

Although the Company's transaction-related advisory services meet the criteria for over time revenue recognition, Placement Fees and Success Fees are considered variable as they are susceptible to factors outside of the Company's influence and contain a large number and broad range of possible consideration amounts. Accordingly, revenue associated with these services is constrained until specified conditions have been met, and it is probable that a significant revenue reversal will not occur in a future period. This typically occurs once substantially all services have been provided.

Retainer fees are recognized on a systematic basis over the estimated period in which the related services are performed. Payments for Placement Fees and Success Fees are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the event and payment by the customer.

Note 1: Summary of Significant Accounting Policies (continued)

Fairness Opinion Services

The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction. Fairness (insufficiency) opinion fees are earned and recognized when the opinion is delivered to the client. Although the Company typically provides fairness opinion services in conjunction with and via the same contract as other transaction-related advisory services, fairness opinions are considered a separate performance obligation. The Company charges a separate, fixed fee associated with the delivery of the opinion. This fee is recognized when the opinion is delivered, because the customer receives the benefit of our services only upon receipt of the opinion. Payments for fairness opinion services are generally due upon delivery of the opinion.

Reimbursed Expenses

Reimbursed Expenses consist of out-of-pocket expenses related to the performance of transaction-related advisory services or fairness opinion services and are typically recognized as revenue and expensed as incurred, as these costs are related to performance obligations that are satisfied over time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising expenses were $252,612 for the year ended December 31, 2021.

Income Taxes

The Company is treated as a single-member limited liability company for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

Lease Accounting

The Company has classified all leases as operating leases. The lease liability is recognized at the present value of the future lease payments, and the Right of Use ("ROU") asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor and any indirect costs. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit discount rate, the Company has assumed a 5% discount rate, based on an estimate of the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

SHEA & COMPANY, LLC

Notes to Financial Statements

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for the past 3 years.

Recent Accounting Pronouncements

On January 1, 2020 the Company adopted a new credit loss standard issued by the Financial Accounting Standards Board ("FASB"). The guidance replaced the current incurred loss impairment model for financial instruments with a methodology that reflects expected credit losses. The new guidance requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company established new processes to implement these changes, and the adoption did not have a material impact on the financial statements.

Risks and Uncertainties

On February 24, 2022 Russia launched a military invasion of Ukraine. The impact of the Ukraine war, and resulting sanctions on Russia, has resulted in economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

Subsequent Events

The Company evaluated subsequent events through March 9, 2022, the date the financial statements were authorized to be issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $10,014,689 of which $6,975,063 was in excess of its required net capital. At December 31, 2021, the Company's percentage of aggregate indebtedness to net capital was 455%.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Leases

200 Clarendon Street Lease and Subleases

The Company has entered into an operating lease agreement for its office space in Boston, Massachusetts. This agreement includes both rent and basic office services components. The term of the lease is April 1, 2015 through December 31, 2023. In conjunction with the lease, the Company subleased a portion of the leased premises on substantially identical terms to the master lease to two subtenants. These subleases expired on May 31, 2020, which was contemporaneous with the expiration of the operating lease covering that portion of the leased premises. The term of the first sublease was May 1, 2015 through May 31, 2020; the term of the second sublease was October 1, 2019 through May 31, 2020.

As security for this lease, the Company provided the lessor a security deposit in the amount of $97,577, which is reflected in other assets. As security for the sublease, the first subtenant provided the Company a standby letter of credit in the amount of $52,606; the second subtenant provided the Company a standby letter of credit in the amount of $50,000. The subtenant letters of credit were returned to the subtenants on the expiration of each sublease.

Upon adoption of ASC 842, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $1,861,918.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation. The lease contains a market-rate extension option at the termination of the lease, however that option is subject to a contingency related to another tenant the Company cannot predict or control; as such the Company did not ascribe any value to this option in its ROU calculation.

Rent and occupancy expenses under the lease were $868,101 for the year ended December 31, 2021.

601 Montgomery Street Lease

The Company has entered into an operating lease agreement for office space in San Francisco, California. This agreement includes both rent and basic office services components. The term of the lease is from June 1, 2020 to May 31, 2022.

As security for this lease, the Company provided the lessor a security deposit in the amount of $13,348, which is reflected in other assets.

Upon the commencement of the lease, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $408,972.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation.

Rent and occupancy expenses for the San Francisco location, which is included in operating expenses, was $183,633 for the year ended December 31, 2021.

Other Information

The following table presents supplemental information and the weighted average rate and term for the operating leases:

ROU asset obtained in exchange for the operating lease liability	2,270,891	
Remaining lease term	1.77	0.5
Weighted-average discount rate	5%	5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2021:

	200 Clarendon	601 Montgomery	Total
2022	$ 437,375	$ 66,740	$ 504,115
2023	444,044	-	444,044
2024	-	-	-
Total lease payments	881,419	66,740	948,159
Less: interest	62,110	3,178	65,288
Present value of lease liability	$ 819,309	$ 63,562	$ 882,871
Current portion of lease obligation	$ 416,548	$ 63,562	$ 480,110
Long-term lease obligation	402,761	-	402,761
Total operating lease liability	$ 819,309	$ 63,562	$ 882,871

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contribution to the Plan for the year ended December 31, 2021 was $1,039,915.

Note 6 - Concentrations

For the year ended December 31, 2021, the Company had seven major customers which accounted for 52% of total revenue.